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BANNER CORPORATION

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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March 30, 2009

Dear Shareholder:

You are cordially invited to attend the annual meeting of shareholders of Banner Corporation. The meeting will be held at the Marcus Whitman Hotel at 6 W. Rose Street, Walla Walla, Washington, on Tuesday, April 28, 2009, at 10:00 a.m., local time.

The Notice of Annual Meeting of Shareholders and Proxy Statement describe the formal business to be transacted at the meeting. During the meeting, we will also report on our operations. Directors and officers of Banner Corporation, as well as a representative of Moss Adams LLP, our independent auditor, will be present to respond to appropriate questions of shareholders.

It is important that your shares are represented at this meeting, whether or not you attend the meeting in person and regardless of the number of shares you own. To make sure your shares are represented, we urge you to promptly vote. You may vote your shares via the Internet or a toll-free telephone number, or by completing and mailing the enclosed proxy card. If you attend the meeting, you may vote in person even if you have previously submitted your proxy.

We look forward to seeing you at the meeting.

Sincerely,

/s/D. Michael Jones

D. Michael Jones
President and Chief Executive Officer

BANNER CORPORATION
10 S. FIRST AVENUE
WALLA WALLA, WASHINGTON 99362
(509) 527-3636

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 28, 2009

Notice is hereby given that the 2009 annual meeting of shareholders of Banner Corporation will be held at the Marcus Whitman Hotel at 6 W. Rose Street, Walla Walla, Washington, on Tuesday, April 28, 2009, at 10:00 a.m., local time, for the purpose of considering and acting upon the following:

Proposal 1.   To elect five directors to each serve for a three-year term.

Proposal 2.   To provide advisory approval of the compensation of our named executive officers.

Proposal 3.   To ratify the Audit Committee's selection of Moss Adams LLP as our independent auditor for 2009.

We will also consider and act upon such other matters as may properly come before the meeting or any adjournments or postponements thereof. As of the date of this notice, we are not aware of any other business to come before the annual meeting.

The Board of Directors has fixed the close of business on March 1, 2009 as the record date for the annual meeting. This means that shareholders of record at the close of business on that date are entitled to receive notice of and to vote at the meeting and any adjournment thereof. **To ensure that your shares are represented at the meeting, please take the time to vote by submitting your vote via the Internet or telephone, or by signing, dating and mailing the enclosed proxy card which is solicited on behalf of the Board of Directors. The proxy will not be used if you attend and vote at the annual meeting in person. Regardless of the number of shares you own, your vote is very important. Please act today.**

BY ORDER OF THE BOARD OF DIRECTORS

/s/Albert H. Marshall

ALBERT H. MARSHALL
SECRETARY

Walla Walla, Washington
March 30, 2009

IMPORTANT: Voting promptly will save us the expense of further requests for proxies in order to ensure a quorum. A proxy card and self-addressed envelope are enclosed for your convenience. No postage is required if mailed in the United States.

PROXY STATEMENT
OF
BANNER CORPORATION
10 S. FIRST AVENUE
WALLA WALLA, WASHINGTON 99362
(509) 527-3636

ANNUAL MEETING OF SHAREHOLDERS
APRIL 28, 2009

The Board of Directors of Banner Corporation is using this Proxy Statement to solicit proxies from our shareholders for use at the 2009 annual meeting of shareholders. We are first mailing this Proxy Statement and the form of proxy to our shareholders on or about March 30, 2009.

The information provided in this Proxy Statement relates to Banner Corporation and its wholly-owned subsidiaries, Banner Bank and Islanders Bank. Banner Corporation may also be referred to as "Banner" and Banner Bank and Islanders Bank may also be referred to as the "Banks." References to "we," "us" and "our" refer to Banner and, as the context requires, the Banks.

INFORMATION ABOUT THE ANNUAL MEETING

Time and Place of the Annual Meeting

Our annual meeting will be held as follows:

Date: Tuesday, April 28, 2009
Time: 10:00 a.m., local time
Place: Marcus Whitman Hotel located at 6 W. Rose Street, Walla Walla, Washington

Matters to Be Considered at the Annual Meeting

At the meeting, you will be asked to consider and vote upon the following proposals:

Proposal 1.   To elect five directors to each serve for a three-year term

Proposal 2.   To provide advisory approval of the compensation of our named executive officers

Proposal 3.   To ratify the Audit Committee's selection of Moss Adams LLP as our independent auditor for 2009.

We also will transact any other business that may properly come before the annual meeting. As of the date of this Proxy Statement, we are not aware of any other business to be presented for consideration at the annual meeting other than the matters described in this Proxy Statement.

Who is Entitled to Vote?

We have fixed the close of business on March 1, 2009 as the record date for shareholders entitled to notice of and to vote at our annual meeting. Only holders of record of Banner's common stock on that date are entitled to notice of and to vote at the annual meeting. You are entitled to one vote for each share of Banner common stock you own. On March 1, 2009, there were 17,472,692 shares of Banner common stock outstanding and entitled to vote at the annual meeting.

How Do I Vote at the Annual Meeting?

Proxies are solicited to provide all shareholders of record on the voting record date an opportunity to vote on matters scheduled for the annual meeting and described in these materials. You are a shareholder of record if your shares of Banner common stock are held in your name. If you are a beneficial owner of Banner common stock held by a broker, bank or other nominee (i.e., in "street name"), please see the instructions in the following question.

Shares of Banner common stock can only be voted if the shareholder is present in person or by proxy at the annual meeting. To ensure your representation at the annual meeting, we recommend you vote by proxy even if you plan to attend the annual meeting. You can always change your vote at the meeting if you are a shareholder of record.

This year, shareholders may vote by proxy via the Internet or a toll-free telephone number, or by mailing a proxy card. Instructions for voting are found on the proxy card. Shares of Banner common stock represented by properly executed proxies will be voted by the individuals named on the proxy card in accordance with the shareholder's instructions. Where properly executed proxies are returned to us with no specific instruction as how to vote at the annual meeting, the persons named in the proxy will vote the shares "FOR" election of each of our director nominees, "FOR" approval of the compensation of our named executive officers and "FOR" ratification of the selection of Moss Adams LLP as our independent auditor. If any other matters are properly presented at the annual meeting for action, the persons named in the enclosed proxy and acting thereunder will have the discretion to vote on these matters in accordance with their best judgment. We do not currently expect that any other matters will be properly presented for action at the annual meeting.

You may receive more than one proxy card depending on how your shares are held. For example, you may hold some of your shares individually, some jointly with your spouse and some in trust for your children. In this case, you will receive three separate proxy cards to vote.

What if My Shares Are Held in Street Name?

If you are the beneficial owner of shares held in street name by a broker, your broker, as the record holder of the shares, is required to vote the shares in accordance with your instructions. If you do not give instructions to your broker, your broker may nevertheless vote the shares with respect to discretionary items, but will not be permitted to vote your shares with respect to non-discretionary items, pursuant to current industry practice. In the case of non-discretionary items, shares not voted are treated as "broker non-votes." The proposals to elect directors and ratify the selection of our independent auditor described in this Proxy Statement is considered a discretionary item under the rules of The Nasdaq Stock Market LLC ("Nasdaq").

If your shares are held in street name, you will need proof of ownership to be admitted to the annual meeting. A recent brokerage statement or letter from the record holder of your shares are examples of proof of ownership. If you want to vote your shares of common stock held in street name in person at the annual meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

How Will My Shares of Common Stock Held in the Employee Stock Ownership Plan Be Voted?

If a shareholder is a participant in the Banner Corporation Employee Stock Ownership Plan ("ESOP"), the proxy card represents a voting instruction to the trustees of the ESOP as to the number of shares in the participant's plan account. Each participant in the ESOP may instruct the trustees how to vote the shares of common stock allocated to the participant's plan account. The instructions are confidential and will not be disclosed to Banner. If an ESOP participant properly executes the proxy card, the ESOP trustee will vote the participant's shares in accordance with the participant's instructions. Unallocated shares of common stock held by the ESOP and allocated shares for which no voting instructions are received or for which proper voting instructions are not received will be voted by the trustees in the same proportion as shares for which the trustees have received voting instructions. The trustees of the ESOP are Directors Adams, Budke, Casper, Epstein, Klaue, Kravas, Lane, Layman, Mitchell, Orrico, Pribilsky and Smith.

How Many Shares Must Be Present to Hold the Meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person or by proxy, of at least a majority of the shares of Banner common stock entitled to vote at the annual meeting as of the record date will constitute a quorum. Proxies received but marked as abstentions or broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

What if a Quorum Is Not Present at the Meeting?

If a quorum is not present at the scheduled time of the meeting, a majority of the shareholders present or represented by proxy may adjourn the meeting until a quorum is present. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice will be given unless the meeting is adjourned for 120 days or more. An adjournment will have no effect on the business that may be conducted at the meeting.

Vote Required to Approve Proposal 1: Election of Directors

Directors are elected by a plurality of the votes cast, in person or by proxy, at the annual meeting by holders of Banner common stock. Accordingly, the five nominees for election as directors who receive the highest number of votes actually cast will be elected. Pursuant to our Articles of Incorporation, shareholders are not permitted to cumulate their votes for the election of directors. Votes may be cast for or withheld from each nominee. **Our Board of Directors unanimously recommends that you vote "FOR" the election of each of our director nominees.**

Vote Required to Approve Proposal 2: Advisory Approval of Executive Compensation

The advisory vote to approve the compensation of our named executive officers requires the affirmative vote of a majority of the outstanding shares present in person or by proxy at the annual meeting. Abstentions will have the same effect as a vote against the proposal. Broker non-votes do not constitute votes cast and therefore will have no effect on approval of the proposal. **Our Board of Directors unanimously recommends that you vote "FOR" approval of the compensation of our named executive officers.**

Vote Required to Approve Proposal 3: Ratification of the Selection of the Independent Auditor

Ratification of the selection of Moss Adams LLP as our independent auditor for the fiscal year ending December 31, 2009 requires the affirmative vote of a majority of the outstanding shares present in person or by proxy at the annual meeting. Abstentions will have the same effect as a vote against the proposal. Broker non-votes do not constitute votes cast and therefore will have no effect on approval of the proposal. **Our Board of Directors unanimously recommends that you vote "FOR" the ratification of the selection of the independent auditor.**

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on April 28, 2009

Our Proxy Statement and 2008 Annual Report to Shareholders are available at www.bannerbank.com/proxymaterials. The following materials are available for review: Proxy Statement; proxy card; 2008 Annual Report to Shareholders. Directions to attend the annual meeting, where you may vote in person, can be found online at http://www.marcuswhitmanhotel.com/index.cfm?page=nav7&psub=4.

May I Revoke My Proxy?

You may revoke your proxy before it is voted by:

- submitting a new proxy with a later date;

- notifying the Secretary of Banner in writing before the annual meeting that you have revoked your proxy; or

- voting in person at the annual meeting.

If you plan to attend the annual meeting and wish to vote in person, we will give you a ballot at the annual meeting. However, if your shares are held in "street name," you must bring a validly executed proxy from the nominee indicating that you have the right to vote your shares.

3

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 1, 2009, the voting record date, information regarding share ownership of:

- those persons or entities (or groups of affiliated person or entities) known by management to beneficially own more than five percent of Banner's common stock other than directors and executive officers;

- each director and director nominee of Banner;

- each executive officer named in the Summary Compensation Table appearing under "Executive Compensation" below (known as "named executive officers"); and

- all current directors and executive officers of Banner and Banner Bank as a group.

Persons and groups who beneficially own in excess of five percent of Banner's common stock are required to file with the Securities and Exchange Commission ("SEC"), and provide a copy to us, reports disclosing their ownership under the Securities Exchange Act of 1934. To our knowledge, no other person or entity, other than those set forth below, beneficially owned more than five percent of the outstanding shares of Banner's common stock as of the close of business on the voting record date.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In accordance with Rule 13d-3 of the Securities Exchange Act, a person is deemed to be the beneficial owner of any shares of common stock if he or she has voting and/or investment power with respect to those shares. Therefore, the table below includes shares owned by spouses, other immediate family members in trust, shares held in retirement accounts or funds for the benefit of the named individuals, and other forms of ownership, over which shares the persons named in the table may possess voting and/or investment power. In addition, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to outstanding options that are currently exercisable or exercisable within 60 days after the voting record date are included in the number of shares beneficially owned by the person and are deemed outstanding for the purpose of calculating the person's percentage ownership. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

As of the voting record date, there were 17,472,692 shares of Banner common stock outstanding.

Name	Number of Shares Beneficially Owned (1)	Percent of Shares Outstanding
Beneficial Owners of More Than 5% **(Other Than Directors and Executive Officers)**		
Banner Corporation Employee Stock Ownership Plan Trust 10 S. First Avenue Walla Walla, Washington 99362	1,300,874(2)	7.45
Dimensional Fund Advisors LP Palisades West, Building One, 6300 Bee Cave Road Austin, Texas 78746	1,130,135(3)	6.47
FBOP Corporation 11 West Madison Street Oak Park, Illinois 60302	1,211,543(4)	6.93

(Table continues on following page)

Name	Number of Shares Beneficially Owned (1)	Percent of Shares Outstanding
Directors		
Robert D. Adams	99,903(5)	*
Gordon E. Budke	23,814	*
David B. Casper	59,044(6)	*
Edward L. Epstein	21,510	*
Jesse G. Foster	63,755(7)	*
David A. Klaue	881,881(8)	5.05
Constance H. Kravas	24,544(9)	*
Robert J. Lane	6,500(10)	*
John R. Layman	119,525(11)	*
Dean W. Mitchell	79,364(12)	*
Brent A. Orrico	189,143(13)	1.08
Wilber Pribilsky	112,098(14)	*
Gary Sirmon	208,693(15)	1.19
Michael M. Smith	39,199(16)	*
Named Executive Officers		
D. Michael Jones**	81,395(17)	*
Lloyd W. Baker	59,122(18)	*
Richard B. Barton	25,258	*
Cynthia D. Purcell	28,533(19)	*
Paul E. Folz	28,913(20)	*
All Executive Officers and Directors as a Group (23 persons)	2,220,000	12.71

_____

*   Less than 1% of shares outstanding.

**   Mr. Jones is also a director of Banner.

(1)   Shares held in accounts under the ESOP and shares of restricted stock granted under the Banner Corporation Management Recognition and Development Plan, as to which the holders have voting power but not investment power, are included as follows: Mr. Epstein, 605 shares; Ms. Kravas, 1,210 shares; Mr. Sirmon, 13,365 shares; Mr. Smith, 605 shares; Mr. Jones, 2,491 shares; Mr. Baker, 10,223 shares; Mr. Barton, 2,158 shares; Ms. Purcell, 5,919 shares; Mr. Folz, 2,241 shares; and all executive officers and directors as a group, 55,883 shares. The amounts shown also include the following number of shares which the indicated individuals have the right to acquire within 60 days of the voting record date through the exercise of stock options granted pursuant to Banner's stock option plans: Mr. Adams, 3,100; Mr. Budke, 18,150; Mr. Casper, 3,100; Mr. Epstein, 18,150; Mr. Foster, 5,066; Ms. Kravas, 14,520; Mr. Klaue, 3,500; Mr. Lane, 3,500; Mr. Layman, 3,500; Mr. Mitchell, 2,000; Mr. Orrico, 19,250; Mr. Pribilsky, 3,100; Mr. Smith, 18,150; Mr. Baker, 20,080; Mr. Barton, 20,600; Ms. Purcell, 18,598; Mr. Folz, 20,600; and all executive officers and directors as a group, 220,661.

(2)   As of the voting record date, 1,060,493 shares have been allocated to participants' accounts, excluding allocations to individuals who no longer participate in the ESOP.

(3)   Based on a Schedule 13G/A dated February 9, 2009 filed by Dimensional Fund Advisors LP ("Dimensional"), a registered investment adviser, which reports sole voting power over 1,085,444 shares and sole dispositive power over 1,130,135 shares. Dimensional furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (collectively, the "Funds"). In its role as investment advisor or manager, Dimensional possesses investment and/or voting power over the shares that are owned by the Funds, and may be deemed to be the beneficial owner of the shares held by the Funds. However, all shares are owned by the Funds and Dimensional disclaims beneficial ownership of these shares.

(4)   Based on a Schedule 13F dated February 12, 2009.

(5)   Includes 5,560 shares owned jointly with his wife and 2,270 shares owned solely by his wife.

(6)   Includes 4,475 shares held jointly with his wife.

(7)   Includes 16,852 shares owned by his wife.

(8)   Includes 592,874 shares owned by companies controlled by Mr. Klaue, of which 30,000 shares have been pledged.

(9)   Includes 100 shares held jointly with her husband.

(10)   Includes 3,000 shares held jointly with his wife.

(11)   Includes 50,000 shares which have been pledged.

(Footnotes continue on following page)

(12)		Includes 35,512 shares held jointly with his wife.	
(13)		Includes 42,964 shares owned by companies controlled by Mr. Orrico and 91,527 shares owned by trusts directed by Mr. Orrico.	
(14)		Includes 40,429 shares held jointly with his wife.	
(15)		Includes 90,302 shares owned by companies controlled by Mr. Sirmon.	
(16)		Includes 200 shares held jointly with his wife and 6,000 shares owned solely by his wife.	
(17)		Includes 1,000 shares held as custodian for minors.	
(18)		Includes 847 shares owned solely by his wife.	
(19)		Includes 3,570 shares which have been pledged.	
(20)		Includes 2,800 shares held jointly with his wife.	

PROPOSAL 1 – ELECTION OF DIRECTORS

Our Board of Directors consists of 15 members and is divided into three classes. One-third of the directors are elected annually to serve for a three-year period or until their respective successors are elected and qualified. The table below sets forth information regarding each director of Banner and each nominee for director. The Corporate Governance/Nominating Committee of the Board of Directors selects nominees for election as directors. All of our nominees currently serve as Banner directors. Each nominee has consented to being named in this Proxy Statement and has agreed to serve if elected. If a nominee is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders will vote your shares for the substitute nominee, unless you have withheld authority. At this time, we are not aware of any reason why a nominee might be unable to serve if elected.

The Board of Directors recommends a vote "FOR" the election of Gordon E. Budke, David B. Casper, Constance H. Kravas, John R. Layman and Michael M. Smith.

Name	Age as of December 31, 2008	Year First Elected or Appointed Director (1)	Term to Expire
BOARD NOMINEES			
Gordon E. Budke	67	2002	2012 (2)
David B. Casper	72	1976	2012 (2)
Constance H. Kravas	62	2004	2012 (2)
John R. Layman	50	2007	2012 (2)
Michael M. Smith	54	2003	2012 (2)
DIRECTORS CONTINUING IN OFFICE			
Robert D. Adams	67	1984	2010
Edward L. Epstein	72	2003	2010
Robert J. Lane	63	2007	2010
Wilber E. Pribilsky	75	1987	2010
Gary Sirmon	65	1983	2010
Jesse G. Foster	70	1996	2011
D. Michael Jones	66	2002	2011
David A. Klaue	55	2007	2011
Dean W. Mitchell	74	1979	2011
Brent A. Orrico	59	1999	2011

_____
(1)   Includes prior service on the Board of Directors of Banner Bank for all directors who have served since 1995 or earlier.
(2)   Assuming re-election.

The present principal occupation and other business experience during the last five years of each nominee for election and each director continuing in office is set forth below.

Gordon E. Budke is President of Budke Consulting, PLLC, which specializes in general business assistance to small and growing companies. A Certified Public Accountant, he retired as a partner from Coopers & Lybrand (now PricewaterhouseCoopers) in October 1997. Mr. Budke serves on the Board of Directors of Yokes Foods, Inc.

David B. Casper is President of David Casper Ranch, Inc., a farming operation he has owned since 1973.

Constance H. Kravas is the University of Washington's Vice President for Development and Alumni Relations and also serves as the President of University of Washington Foundation. Prior to joining the University of Washington in 2001, she served as Vice Chancellor for University Advancement at the University of California, Riverside, and as Vice President for Advancement of Washington State University and President of the Washington State University Foundation.

John R. Layman served as co-Vice Chairman of the Board of Directors of F&M Bank until its acquisition by Banner Bank in May 2007. He is managing partner of Layman, Layman & Robinson, PLLP, with which he has been associated since 1983. His areas of practice include real estate development, commercial litigation, personal injury and product liability.

Michael M. Smith has managed a family-owned farming and orchard operation, B.T. Loftus Ranches, Inc., in Washington's Yakima valley since 1974. He is also a founder, director and former president of Yakima Chief, Inc., an international hops sales organization.

Robert D. Adams recently sold his business interests as a partner in and the President and Chief Executive Officer of Carroll Adams Tractor Co., which sold and rented farm, industrial and consumer equipment and with which he was affiliated for 36 years.

Edward L. Epstein recently retired as a partner in the Portland, Oregon, law firm of Stoel Rives LLP, which he joined 1962. Mr. Epstein specialized in corporation law and co-chaired the firm's mergers and acquisitions practice group for a number of years.

Robert J. Lane is a retired banking executive who spent his career with Seattle First National Bank, Idaho First National Bank, West One Bancorp and U.S. Bancorp. He is President of Lane Farms, Inc. of La Grande, Oregon and has other real estate and investment interests.

Wilber E. Pribilsky is the Chairman of Bur-Bee Co., Inc., a wholesale food distributor, with which he has been affiliated for 60 years. In 2004, Bur-Bee Co., Inc. sold its business assets to SYSCO Corporation and Harbor Wholesale Grocery Co.

Gary Sirmon is Chairman of the Board and a director of Banner and Banner Bank. He joined Banner Bank in 1980 as an Executive Vice President and served as its Chief Executive Officer from 1982 until February 2002.

Jesse G. Foster is Vice Chairman of the Board and a director of Banner and Banner Bank. Mr. Foster retired as an officer of Banner as of the end of 2003 and now serves as a consultant to Banner Bank. He was formerly the Chief Executive Officer, President and a Director of Inland Empire Bank, which he joined in 1962.

D. Michael Jones is the President and Chief Executive Officer, and a director, of Banner and Banner Bank. He joined Banner Bank in 2002 following an extensive career in banking, finance and accounting. Mr. Jones is a Certified Public Accountant (Inactive) and served as President and Chief Executive Officer from 1996 to 2001 for Source Capital Corporation, a lending company in Spokane, Washington. From 1987 to 1995, Mr. Jones served as President of West One Bancorp, a large regional banking franchise based in Boise, Idaho.

David A. Klaue served as Chairman of the Board of Directors of F&M Bank until its acquisition by Banner Bank in May 2007. He is Chairman of the Board of Empire Lumber Co., a diversified wood products manufacturer with operations in Washington, Idaho and Montana; Felts Field Aviation, an air transportation company; Park Ranch Land & Cattle Co., a cow/calf, feeder and hay producer; and Empire Investments, a real estate investment company, companies with which he has been affiliated for over 30 years. He is a managing member in various other real estate investment, equipment and sales companies.

Dean W. Mitchell retired as Owner and Manager of Tri-Cities Communications, Inc., which operated KONA AM and FM radio stations, with which he was affiliated for 45 years.

Brent A. Orrico is President of FAO Corporation, an asset management company, and is a principal of B & O Financial Management Company, with which he has been affiliated for 14 years. Mr. Orrico also serves as a director of Islanders Bank.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Board of Directors

The Board of Directors conducts its business through Board meetings and through its committees. During the year ended December 31, 2008, the Board of Directors held 13 meetings. No director attended fewer than 75% of the total meetings of the Board and committees on which such person served during this period.

Committees and Committee Charters

The Board of Directors has standing Executive, Audit, Compensation and Corporate Governance/Nominating Committees. The Board has adopted written charters for the Audit, Compensation and Corporate Governance/ Nominating Committees and although copies of these charters are not available on our website, they must be attached to the annual meeting proxy statement at least once every three years or when the charter has been materially amended. The Corporate Governance/Nominating Committee charter is attached to this Proxy Statement as Appendix A and the Audit and Compensation Committee charters were attached to the Proxy Statement for the 2007 annual meeting.

Executive Committee

The Executive Committee, consisting of Directors Orrico (Chairman), Budke, Foster, Jones, Mitchell and Sirmon, acts for the Board of Directors when formal Board action is required between regular meetings. The Committee has the authority to exercise all powers of the full Board of Directors, except that it does not have the power to, among other things, declare dividends, authorize the issuance of stock, amend the Bylaws or approve any agreement of merger or consolidation other than mergers with Banner subsidiaries. The Executive Committee met once during the year ended December 31, 2008.

Audit Committee

The Audit Committee, consisting of Directors Budke (Chairman), Adams, Layman and Smith, oversees management's fulfillment of its financial reporting responsibilities and maintenance of an appropriate internal control system. It also has the sole authority to appoint or replace our independent auditor and oversees the activities of our internal audit functions. The Audit Committee believes it has fulfilled its responsibilities under its charter. The Committee met 13 times during the year ended December 31, 2008.

Each member of the Audit Committee is "independent," in accordance with the requirements for companies quoted on Nasdaq. In addition, the Board of Directors has determined that Mr. Adams and Mr. Budke meet the definition of "audit committee financial expert," as defined by the SEC.

Compensation Committee

The Compensation Committee, which consists of Directors Mitchell (Chairman), Casper, Klaue and Lane, sets salary policies and levels for senior management and oversees all of our salary and incentive compensation programs. The Committee believes it has fulfilled its responsibilities under its charter. The Compensation Committee met nine times during the year ended December 31, 2008.

Each member of the Compensation Committee is "independent," in accordance with the requirements for companies quoted on Nasdaq. The Committee meets, outside of the presence of Mr. Jones, to discuss his compensation and make its recommendation to the full Board, which then votes on his compensation. Mr. Jones makes recommendations to the Compensation Committee regarding the compensation of all other executive officers. The Committee considers the recommendations of Mr. Jones and makes its recommendation to the full Board, which then votes on executive compensation.

Corporate Governance/Nominating Committee

The Corporate Governance/Nominating Committee, consisting of Directors Orrico (Chairman), Epstein, Kravas and Pribilsky, assures that we maintain the highest standards and best practices in all critical areas relating to the management of the business of Banner. The Committee also selects nominees for the election of directors and develops a list of nominees for board vacancies. The Corporate Governance/Nominating Committee believes it has fulfilled its responsibilities under its charter. Each member of the Committee is "independent," in accordance with the requirements for companies quoted on Nasdaq. The Committee met four times during the year ended December 31, 2008.

The Corporate Governance/Nominating Committee met on January 27, 2009 to nominate directors for election at the annual meeting. Only those nominations made by the Committee or properly presented by shareholders will be voted upon at the annual meeting. In its deliberations for selecting candidates for nominees as director, the Committee considers the candidate's knowledge of the banking business and involvement in community, business and civic affairs, and also considers whether the candidate would provide for adequate representation of our market area. Any nominee for director made by the Committee must be highly qualified with regard to some or all these attributes. In searching for qualified director candidates to fill vacancies in the Board, the Committee solicits its current Board of Directors for names of potentially qualified candidates. Additionally, the Committee may request that members of the Board of Directors pursue their own business contacts for the names of potentially qualified candidates. The Committee would then consider the potential pool of director candidates, select the candidate the Committee believes best meets the then-current needs of the Board, and conduct a thorough investigation of the proposed candidate's background to ensure there is no past history that would cause the candidate not to be qualified to serve as a Banner director. The Committee will consider director candidates recommended by our shareholders. If a shareholder submits a proposed nominee, the Committee would consider the proposed nominee, along with any other proposed nominees recommended by members of the Board of Directors, in the same manner in which the Committee would evaluate its nominees for director. For a description of the proper procedure for shareholder nominations, see "Shareholder Proposals" in this Proxy Statement.

Corporate Governance

We are committed to establishing and maintaining high standards of corporate governance. The Corporate Governance/Nominating Committee is responsible for initiatives to comply with the provisions contained in the Sarbanes-Oxley Act of 2002, the rules and regulations of the SEC adopted thereunder, and Nasdaq rules governing corporate governance. The Committee will continue to evaluate and improve our corporate governance principles and policies as necessary and as required.

Code of Ethics. On June 19, 2003, the Board of Directors adopted the Officer and Director Code of Ethics. The Code is applicable to each of our directors and officers, including the principal executive officer and senior financial officers, and requires individuals to maintain the highest standards of professional conduct. A copy of the Code of Ethics was filed as an exhibit to Banner's Annual Report on Form 10-K for the year ended December 31, 2004.

Communications with Shareholders. The Board of Directors maintains a process for shareholders to communicate with the Board. Shareholders wishing to communicate with the Board of Directors should send any communication to the Secretary, Banner Corporation, 10 S. First Avenue, Walla Walla, Washington 99362. Any communication must state the number of shares beneficially owned by the shareholder making the communication. The Secretary will forward such communication to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is unduly hostile, threatening, illegal or similarly inappropriate, in which case the Secretary has the authority to discard the communication or take appropriate legal action.

Annual Meeting Attendance by Directors. We do not have a policy regarding Board member attendance at annual meetings of shareholders. All directors attended last year's annual meeting of shareholders.

Related Party Transactions. We have a number of written policies governing transactions with related parties. These policies are intended to ensure that all transactions entered into with related parties are in the best interests of Banner and its shareholders. As a general rule, transactions with directors and officers, and their related interests are prohibited. An exception applies to normal banking relationships.

Our Code of Ethics provides that where an officer or director finds that any financial or business relationship with customers, consultants, or vendors may impair, or appear to impair, the independence of business judgment on behalf of Banner, that person must (1) disclose fully to a supervisor, the Chief Executive Officer or to the Board of Directors the existence and nature of the conflict and (2) remove and insulate himself/herself from all decision-making and action related to that financial or business activity of Banner. Each year, our directors and officers complete a conflict of interest questionnaire to ensure that no conflicts, or potential conflicts, of interest are overlooked.

The Banks have followed a policy of granting loans to our employees, officers and directors, which fully complies with all applicable federal regulations. All outstanding loans to our directors and executive officers: (1) were made in the ordinary course of business; (2) were made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Banks; and (3) did not involve more than the normal risk of collectibility or present other unfavorable features when made. Loans made to executive officers and directors are granted pursuant to the normal underwriting procedures of the Banks. Loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to that person and his or her related interests, are in excess of the greater of $25,000 or 5% of the institution's capital and surplus (up to a maximum of $500,000) must be approved in advance by a majority of the disinterested members of the Board of Directors. All lines of credit to insiders that, combined with other loans, do not exceed $500,000 for directors and their related interests or $100,000 for executive officers and that do not fall within the exceptions to Regulation O of the Board of Governors of the Federal Reserve System must be approved by the Board of Directors at least annually. All loan approval and review procedures are governed by written policies.

In addition, each director and executive officer completes a form annually to identify all related interests. Deposit and loan accounts of directors, executive officers and related interests are then coded with special markers so that developments can be tracked. Our Regulation O officer, a compliance specialist, monitors developments monthly and completes a quarterly report of Regulation O compliance which is submitted to the Board of Directors.

Director Independence. Our common stock is listed on The Nasdaq Global Select Market. In accordance with Nasdaq rules, at least a majority of our directors must be independent directors. The Board has determined that 13 of our 15 directors are "independent," as defined by Nasdaq. Robert D. Adams, Gordon E. Budke, David B. Casper, Edward L. Epstein, David A. Klaue, Constance H. Kravas, Robert J. Lane, John R. Layman, Dean W. Mitchell, Brent A. Orrico, Wilber E. Pribilsky, Gary Sirmon and Michael M. Smith are independent.

DIRECTORS' COMPENSATION

Director Compensation Table

The following table shows the compensation paid to our non-employee directors for 2008. Directors who are employees of Banner or the Banks are not compensated for their services as directors; accordingly, compensation information for D. Michael Jones, who is our President and Chief Executive Officer, is included in the section entitled "Executive Compensation." We do not offer any non-equity incentive plan compensation to directors; therefore, this column has been omitted from the table below.

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Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(2)(4)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(5)	Total ($)
Robert D. Adams	46,000	394	--	--	--	46,394
Gordon E. Budke	67,000	3,613	946	--	242	71,801
David B. Casper	42,000	394	--	--	--	42,394
Edward L. Epstein	39,000(6)	16,260	7,669	--	635	63,564
Jesse G. Foster	2,500(7)	394	--	(8)	197,062(9)	199,956
David A. Klaue	40,000	394	58,886	--	--	99,280
Constance H. Kravas	37,000	15,667	14,628	--	1,029	68,324
Robert J. Lane	42,000	394	58,886	--	--	101,280
John R. Layman	46,000	394	58,886	--	--	105,280
Dean W. Mitchell	45,250	394	--	--	--	45,644
Brent A. Orrico	51,300(10)	394	--	--	--	51,694
Wilber E. Pribilsky	37,000	394	--	--	--	37,394
Gary Sirmon	56,500(11)	394	--	(12)	143,175(13)	200,069
Michael M. Smith	45,000	16,260	7,669	--	635	69,564

_____

(1)   The following directors deferred all or a portion of their fees into Banner common stock or life insurance, pursuant to the deferred fee agreements described below: Adams, Casper, Klaue, Kravas, Layman, Mitchell, Orrico, Pribilsky and Smith.

(2)   Represents the dollar amount recognized for financial statement reporting purposes in 2008, calculated pursuant to the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"). For a discussion of valuation assumptions, see Note 20 of the Notes to Consolidated Financial Statements in Banner's Annual Report on Form 10-K for the year ended December 31, 2008.

(3)   Consists of an award of 2,500 shares of phantom stock made to each director on May 5, 2008 with a grant date fair value of $9,000 and an award of 2,000 shares of phantom stock made to each director on July 30, 2007 with a grant date fair value of $10,380, as well as an award of 3,025 shares of restricted stock (made when the individual was first elected as a director to Banner), with the following grant date fair values: for Mr. Budke, $48,279; for Mr. Epstein, $79,331; for Ms. Kravas, $76,366; and for Mr. Smith, $79,331. As of December 31, 2008, the directors had an aggregate of 63,000 shares of phantom stock and 2,420 shares of restricted stock outstanding.

(4)   Consists of the following awards of stock options: for each of Messrs. Adams, Casper and Pribilsky, awards of options to purchase 3,100 shares with a grant date fair value of $17,374; for Mr. Budke, an award of options to purchase 18,150 shares with a grant date fair value of $78,517; for each of Messrs. Epstein and Smith, an award of options to purchase 18,150 shares with a grant date fair value of $151,515; for Mr. Foster, awards of options to purchase 5,066 shares with a grand date fair value of $24,467; for each of Messrs. Klaue, Lane and Layman, an award of options to purchase 17,500 shares with a grant date fair value of $150,885; for Ms. Kravas, an award of options to purchase 18,150 shares with a grant date fair value of $132,097; for Mr. Mitchell, awards of options to purchase 2,000 shares with a grant date fair value of $11,790; and for Mr. Orrico, awards of options to purchase 19,250 shares with a grant date fair value of $144,389. As of December 31, 2008, these directors had aggregate awards of options to purchase 160,716 shares outstanding.

(5)   Unless otherwise noted, consists of dividends received on restricted stock.

(6)   Includes $2,000 in fees for attending meetings of the Board of Directors of Community Financial Corporation, a subsidiary of Banner Bank.

(7)   Pursuant to the terms of his consulting agreement (described below), Mr. Foster does not receive an annual retainer and does not earn fees for attending Board or committee meetings of Banner or Banner Bank. He only receives meeting fees for attending meetings of the Board of Directors of Community Financial Corporation.

(8)   The present value of Mr. Foster's supplemental retirement benefits decreased by $44,406 in 2008.

(9)   Mr. Foster received $120,000 pursuant to his consulting agreement and $72,000 pursuant to his supplemental retirement agreement (each as described below), as well as an aggregate of $5,062 for a car allowance, country club dues and life insurance premiums paid.

(10)   Includes $12,300 in fees for attending meetings of the Board of Directors of Islanders Bank.

(11)   Includes $2,500 in fees for attending meetings of the Board of Directors of Community Financial Corporation.

(12)   The present value of Mr. Sirmon's supplemental retirement benefits and salary continuation plan decreased by $44,623 in 2008.

(13)   Mr. Sirmon received $77,062 pursuant to his salary continuation agreement and $57,604 pursuant to his supplemental retirement agreement (each as described below), as well as an aggregate of $8,509 for country club dues, and life and health insurance premiums.

During the year ended December 31, 2008, non-employee directors of Banner received an annual retainer of $33,000 and a fee of $1,000 per committee meeting attended. The Chairman of the Board receives an additional $20,000 annual retainer, the Chairman of the Audit Committee receives an additional $20,000 annual retainer and the Chairmen of the Compensation Committee and the Corporate Governance/Nominating Committee receive an additional $250 per committee meeting attended. Non-employee directors who serve on the Board of Community Financial Corporation, a subsidiary of Banner Bank, receive $500 for each meeting attended. Non-employee directors who serve on the Board of Islanders Bank receive an annual retainer of $12,000 and $300 per committee meeting attended. Officers of Banner or its subsidiaries who are also directors do not receive any fee or remuneration for services as members of the Board of Directors or any Board committees. The Board of Directors typically determines whether to adjust the annual retainer and meeting fees of directors in April of each year and from time to time requests recommendations from the Compensation Committee.

In order to encourage the retention of qualified directors, we have entered into deferred fee agreements whereby directors may defer all or a portion of their regular fees until retirement. Each director may direct the investment of the deferred fees toward the purchase of life insurance, Banner common stock, mutual fund-style investments or a stable value account. We have established grantor trusts to hold the common stock and mutual fund-style investments. The assets of the trusts are considered part of our general assets and the directors have the status of unsecured creditors of Banner with respect to the trust assets. The deferred fee agreements provide pre-retirement death and disability benefits in an amount based on the value of the director's account balance upon the occurrence of either event. At retirement, a director may elect to receive the balance of his or her account in a lump sum or in annual installments over a period not exceeding the life expectancy of the director and the director's beneficiary. In connection with its acquisitions, Banner also assumed liability for certain deferred compensation plans for the acquired institutions' directors. At December 31, 2008, our estimated deferred compensation liability accrual with respect to non-employee directors under these agreements was $4.7 million.

Banner Bank entered into a salary continuation agreement in October 1993 with Mr. Gary Sirmon, a director and former Chairman, President and Chief Executive Officer of Banner and Banner Bank, to ensure his continued service through retirement. Mr. Sirmon retired on July 16, 2005 and will receive monthly payments over a minimum of a 180-month period following retirement. The annual payment for Mr. Sirmon under this agreement is $77,062, or approximately $6,422 per month.

Banner Bank also is party to an agreement with Mr. Sirmon to provide him with supplemental retirement benefits. Banner Bank has purchased life insurance to recover these benefits and the benefits payable under the salary continuation agreement upon Mr. Sirmon's death. The agreement provides that, following Mr. Sirmon's retirement at or after attaining age 62 (which occurred on July 16, 2005) and for a minimum of a 180-month period thereafter, Banner Bank will pay him (or his beneficiary) an annual benefit based on his level of pre-retirement compensation and other retirement benefits. The annual payment for Mr. Sirmon under this agreement is $57,604, or approximately $4,800 per month.

Banner Bank entered into a consulting agreement with Mr. Jesse G. Foster, a director and former executive officer of Banner, in December 2003. The agreement, which is on a month-to-month basis and may be terminated by either party upon 30 days' notice, provides for compensation of $10,000 per month. The monthly compensation includes any Board or committee fees payable to Mr. Foster.

Banner Bank also is party to an agreement with Mr. Foster to provide him with supplemental retirement benefits. Banner Bank has purchased life insurance to recover the benefits payable under this agreement upon Mr. Foster's death. The agreement provides that, following Mr. Foster's retirement at or after attaining age 62 and for a 12-year period thereafter, Banner Bank will pay him (or his beneficiary) an annual benefit equal to 40% of his average annual salary during the three years preceding his retirement. The agreement also restricts Mr. Foster's ability to compete with Banner Bank within a 50-mile radius of the former Banner Bank of Oregon's main and branch office locations for a one-year period following his termination of employment. Mr. Foster retired as an executive officer effective as of December 31, 2003 and is receiving payments of approximately $6,000 per month under this agreement.

Compensation Discussion and Analysis

The Compensation Committee of the Banner Board of Directors is responsible for setting the policies and compensation levels for Banner directors, officers and employees, while the Compensation Committee of the Banner Bank Board of Directors is responsible for setting the policies and compensation levels for Banner Bank directors, officers and employees. Banner Bank is the primary subsidiary of Banner. Each Committee is responsible for evaluating the performance of its Chief Executive Officer while the Chief Executive Officer evaluates the performance of other senior officers and makes recommendations to the appropriate Committee regarding compensation levels.

The Compensation Committee continually reviews executive compensation. The recent economic downturn has impacted and will continue to impact our compensation for the foreseeable future. In particular, there has been a general freeze on salary increases, and we did not pay any bonuses to the named executive officers for 2008 and do not anticipate paying any bonuses to the named executive officers for 2009. On November 21, 2008, Banner received $124 million from the U.S. Treasury Department as a part of the Capital Purchase Program. The additional capital is intended to enhance our capacity to support the communities we serve through expanded lending activities and economic development. Participation in this program will also affect executive compensation, as described below.

Impact of Recent Legislation on Executive Compensation. In October 2008, President Bush signed into law the Emergency Economic Stabilization Act of 2008 ("EESA"). The EESA authorizes the Treasury Department to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a troubled asset relief program ("TARP"). As a participant in the Treasury Department's Capital Purchase Program, Banner became subject to applicable executive compensation requirements under the Capital Purchase Plan, the EESA and Treasury Department regulations. The following requirements apply to our named executive officers:

- incentive compensation arrangements may not encourage officers to take unnecessary risks;

- any bonus or incentive compensation paid to an officer based on statements of earnings, gains or other criteria that are later proved to be materially inaccurate must be repaid (known as "clawback"); and

- payments to an officer upon termination of employment may not exceed 2.99 times the officer's base amount (as defined in Section 280G of the Internal Revenue Code of 1986) (payments in excess of this limit are known as "golden parachute payments").

In addition, the Compensation Committee must identify the features in the named executive officers' compensation arrangements that could lead officers to take unnecessary and excessive risks that could threaten Banner's value. The Committee must also meet at least annually with Banner's senior risk officers to discuss and review the relationship between Banner's risk management policies and practices and named executive officer compensation arrangements.

On February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act of 2009 (the "ARRA"). The ARRA amends the TARP legislation by directing the Treasury Department to issue regulations implementing strict limitations on compensation paid or accrued by financial institutions, such as Banner, participating in the TARP. These limitations are to include:

- a prohibition on any compensation plan that would encourage manipulation of reported earnings;

- subjecting bonus, incentive and retention payments made to the named executive officers and the next 20 most highly compensated employees to recovery if based on statements of earnings, revenues, gains or other criteria that are later found to be materially inaccurate;

- a prohibition on making golden parachute payments (in any amount) to the named executive officers and the next five most highly compensated employees for departure from Banner other than compensation earned for services rendered or accrued benefits; and

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- a prohibition on paying bonus, incentive or retention compensation to the named executive officers, other than certain awards of long-term restricted stock or bonuses payable under existing employment agreements.

In addition, the Board of Directors must adopt a policy regarding excessive or luxury expenditures, such as entertainment or events, office renovations and other activities that are not reasonable expenditures for staff development. Participants in the TARP are also required to submit a "say-on-pay" proposal to a non-biding vote of shareholders at future annual meetings, whereby shareholders vote to approve the compensation of executives as disclosed pursuant to the executive compensation disclosures included in the proxy statement. This proposal will be presented at the annual meeting, as described in this Proxy Statement under "Proposal 2 – Advisory Vote on Executive Compensation." There are a number of certifications by the Chief Executive Officer, Chief Financial Officer and Compensation Committee that will be required in connection with these regulations. Finally, the Treasury Department is required to review any bonus, retention awards or other compensation paid to our named executive officers and the next 20 most highly compensated employees prior to February 17, 2009 to determine if these payments were excessive and negotiate for the reimbursement of any such excess payments.

The ARRA directs the Treasury Department to issue regulations implementing the executive compensation restrictions described above. Many questions remain regarding the scope of the limitations and the requirements of the ARRA because none of the regulations mandated by the law have been issued to date. Pending the issuance of regulations, we are reviewing the requirements of the ARRA, its impact on compensation, and the effect of its requirements on our compensation arrangements. Actions required by the ARRA and consideration of competitive factors may include changes to the form and amount of compensation paid to our executive officers, including adjustments to base salaries, the elimination of bonus compensation and modifications to existing agreements. Except as expressly mentioned otherwise, the following discussion does not address the effect, if any, compliance with the ARRA may have on our executive compensation program and references to the TARP program refer to its requirements as applicable prior to the ARRA.

Waiver of Changes to Compensation. In connection with Banner's receipt of funds under the Treasury Department's Capital Purchase Program, each of our named executive officers signed a waiver voluntarily waiving any claim against the Treasury Department or Banner for any changes to his or her compensation or benefits that are required to comply with the October 20, 2008 regulations issued by the Treasury Department under the Capital Purchase Program and acknowledging that the regulations may require modification of the compensation, bonus, incentive and other benefit plans, arrangements and policies and agreements (including "golden parachute" agreements).

Objectives and Overview of the Compensation Program. Our executive compensation policies are designed to establish an appropriate relationship between executive pay and the annual and long-term performance of Banner and Banner Bank, to reflect the attainment of short- and long-term financial performance goals, to enhance our ability to attract and retain qualified executive officers, and to align to the greatest extent possible the interests of management and shareholders. The principles underlying the executive compensation policies include the following:

- to attract and retain key executives who are vital to our long-term success and are of the highest caliber;

- to provide levels of compensation competitive with those offered throughout the financial industry and consistent with our level of performance;

- to motivate executives to enhance long-term shareholder value by granting awards tied to the value of our common stock; and

- to integrate the compensation program with our annual and long-term strategic planning and performance measurement processes.

The Committees consider a variety of subjective and objective factors in determining the compensation package for individual executives including: (1) the performance of Banner and Banner Bank as a whole with emphasis on annual performance factors and long-term objectives; (2) the responsibilities assigned to each executive; and (3) the performance of each executive of assigned responsibilities as measured by the progress of Banner and Banner Bank during the year.

Compensation Consultant. In late 2008, the Banner Compensation Committee engaged Swanson Watts LLC to assist the Committee with its periodic review of Banner's executive pay practices by performing a total compensation benchmarking analysis. In particular, Swanson Watts reviewed and analyzed the current executive compensation and benefit practices for the named executive officers, comparing these practices to those of Banner's peer group. The peer group consists of 16 financial institutions ranging in total assets from $1 million to $12 million and headquartered in Washington, Oregon, Montana and California. Swanson Watts presented data in two groupings: (1) the subset of nine Northwest financial institutions Banner has historically monitored, and (2) all 16 financial institutions, including seven California institutions that are similar in asset size to Banner. Banner has historically monitored the following nine financial institutions:

AmericanWest Bancorporation	Glacier Bancorp, Inc.
Cascade Bancorp	Sterling Financial Corp.
Columbia Bancorp	Umpqua Holdings Corporation
Columbia Banking System	West Coast Bancorp
Frontier Financial Corporation	

Banner monitored this peer group because management believes these institutions represent Banner's most direct competitors in the markets it serves, in terms of services offered as well as competition for employees. Swanson Watts added the following California financial institutions to its analysis:

CVB Financial Corp	PFF Bancorp, Inc.
First Community Bancorp	SVB Financial Group
Hanmi Financial Corp	Westamerica Bancorporation
Imperial Capital Bancorp, Inc.	

These institutions were added to provide better comparative data for financial institutions similar to Banner in terms of asset size.

The Committee will use the results of the analysis in determining whether any changes to executive compensation are necessary; however, it will wait to take any action until the Treasury Department issues the required regulations under the ARRA. Actions required by the ARRA and consideration of competitive factors may include adjustments to base salaries, the elimination of bonus compensation and modifications to existing agreements.

Compensation Program Elements. The Compensation Committees focus primarily on the following five components in forming the total compensation package for our executive officers:

- base salary;

- incentive compensation;

- deferred compensation;

- long-term incentive compensation; and

- participation in a supplemental executive retirement program.

The current compensation plans involve a combination of salary, at-risk incentives to reward short-term performance, deferred compensation, phantom stock awards to reward long-term performance and a supplemental executive retirement program to ensure the continued service of executive officers.

Base Salary. The salary levels of executive officers are designed to be competitive within the banking and financial services industries. In addition to the benchmarking analysis described above, the Compensation Committees evaluate current salary levels by surveying similar institutions in Washington, Oregon, the Northwest and the United States. The Committees' peer group analyses focus on asset size, nature of ownership, type of operation and other common factors. Specifically, the Committees annually review the Northwest Financial Industry Salary Survey prepared by Milliman (actuaries and consultants) in association with the Washington Bankers Association, the Washington

Financial League and the Oregon Bankers Association, covering 116 Northwest financial organizations, the Northwest Management and Professional Salary Survey prepared by Milliman, covering 246 organizations in Washington, Oregon and Idaho, the 2008 Top Level Executive Survey prepared by Milliman, covering 26 private and public-sector employers in Washington and Oregon, the America's Community Bankers' 2008 Compensation and Benefits Survey, which covers 445 responding financial institutions, the Moss Adams 2008 Bankers' Compensation Survey, covering 59 respondents, the Pacific Northwest Compensation Data 2008 published by Compdata Surveys, covering 154 companies in Washington, Oregon and Idaho, and the 2007/2008 Watson Wyatt Survey Report on Compensation Policies and Practices.

The Compensation Committees take a number of factors into account when setting the base salaries of the named executive officers. These factors include peer data provided by compensation consultants and the Committees' review of compensation surveys, the officer's level of experience, the responsibilities assigned to the officer and the officer's performance during the year. General salary increases occur on March 1 of each year. The salaries of the named executive officers have not increased since March 1, 2008.

Incentive Compensation Program. A short-term incentive plan is in effect for the officers of Banner Bank which is designed to compensate for performance. The plan is designed to provide for incentive compensation with established targets of 35% of salary for the Chief Executive Officer, 30% of salary for executive vice presidents and 18% to 25% of salary for certain other officers. In certain circumstances, incentive compensation may be payable at higher levels based on exceptional performance. In making awards under this plan, the Compensation Committee, the President and Chief Executive Officer or executive officers, as appropriate, reviews quantifiable data related to specific shared corporate goals and individual performance goals. Individual performance goals vary significantly depending primarily on the assigned responsibilities of each officer and may include such items as business unit performance measures, staff management, project completion, or individual loan or deposit production totals. For 2008, the goals were weighted as follows:

	Weight (%)	
Goal	Chief Executive Officer	Executive Officers
Shared corporate goals:		
Return on average assets	20	10
Net interest margin	15	15
Earnings per share	25	25
Total operating expense to average assets	20	20
Non-performing assets to total assets	10	5
	90	75
Individual performance goals	10	25
Total	100	100

The shared corporate goals selected were considered to be key performance measurements of profitability, credit quality and return to shareholders, and therefore, most appropriate in determining performance-based incentive compensation. The levels of minimum acceptable, targeted and maximum payout shared performance goals for 2008 were as follows:

Goal	Minimum	Target	Maximum
Return on average assets	0.69%	0.73%	0.80%
Net interest margin	3.66%	3.86%	4.08%
Earnings per share	$2.00	$2.15	$2.35
Total operating expense to average assets	3.05%	2.94%	2.90%
Non-performing assets to total assets	0.75%	0.70%	0.50%

Actual performance in 2008 did not meet the minimum acceptable shared performance goals and, as a result, no incentive compensation under this plan was paid to the Chief Executive Officer or executive officers.

The Treasury Department is required to adopt regulations regarding the ARRA provision that prohibits payment or accrual of bonuses, retention awards or incentive compensation, other than certain restricted stock, while any obligation arising from financial assistance under the TARP (other than warrants to purchase common stock) remains outstanding. As a result, it is likely that these new regulations will preclude any payment of bonuses, retention awards or incentive compensation to our named executive officers until the preferred stock sold to the Treasury Department is no longer outstanding.

Deferred Compensation. In 2004, we adopted deferred compensation plans which allow executive officers of Banner to defer all or part of their cash compensation or non-qualified stock options until retirement. Each executive officer may direct the investment of the deferred compensation toward the purchase of life insurance, Banner common stock, mutual fund-style investments or a stable value account. We established grantor trusts to hold the common stock and mutual fund-style investments. The assets of the trusts are considered part of our general assets and the executive officers have the status of unsecured creditors of Banner with respect to the trust assets. The deferred compensation agreements provide pre-retirement death and disability benefits in an amount based on the value of the executive officer's account balance upon the occurrence of either event. At retirement, an executive officer may elect to receive the balance of his account in a lump sum or in annual installments over a period not exceeding the life expectancy of the executive officer and his beneficiary. At December 31, 2008, our estimated deferred compensation liability accrual with respect to executive officers under these agreements was $1.1 million.

Section 401(a)(17) of the Internal Revenue Code limits the amount of compensation that is considered for purposes of determining the maximum contribution to Banner Bank's tax-qualified profit sharing plan by eligible employees. For 2008, this limit was $230,000 and in 2009, this limit will be $245,000. We credit executive officers whose total compensation exceeds this amount with additional deferred compensation to restore amounts that may not be contributed to the profit sharing plan as a result of the Section 401(a)(17) limitation.

Long-Term Incentive Compensation. Our shareholders approved the 2001 Stock Option Plan, under which officers may receive grants of stock options. Shareholders also approved the 1996 Management Recognition and Development Plan, the 1996 Stock Option Plan and the 1998 Stock Option Plan, under which grants of stock options and awards of restricted shares are outstanding, but no further grants or awards may be made. We believe that stock ownership by our officers is a significant factor in aligning the interests of the officers with those of shareholders. Stock options and stock awards under these plans are allocated based upon the officers' level of responsibility and expected contributions to Banner and Banner Bank as judged by the Compensation Committee or the Board of Directors. The Compensation Committee considers a number of factors in granting equity awards. These factors differ from year to year, but generally include a review of trends in making awards by Banner's peer group and the Committee's view on what is necessary for retention, as well as the potential recipient's other compensation and value to Banner. The Compensation Committee does not place any specific weight on any of the factors it considers. As a result of the limited number of stock options available for granting purposes, no stock options were granted in 2008.

Stock ownership is enhanced through participation in our ESOP, under which eligible employees receive an allocation of Banner stock based on a percentage of eligible wages. We also provide a 401(k) profit sharing plan. The Board of Directors has appointed an administrative committee of Banner Bank officers to administer the ESOP and the 401(k) plan, and the named executive officers participate in both of these plans. On an annual basis, the Board of Directors establishes the level of employer contributions to the ESOP and the 401(k) plan, which applies to all eligible participants including the named executive officers. In 2008, we contributed two percent of eligible wages into the ESOP on behalf of each eligible participant, and we matched the first four percent of participants' contributions into the 401(k) plan each payroll period.

On June 13, 2006, the Board of Directors adopted the Banner Corporation Long-Term Incentive Plan, in accordance with the recommendations made by Banner's Compensation Committee. The plan is an account-based type of benefit, the value of which is directly related to changes in the value of Banner common stock, commonly known as a "phantom stock plan." The primary objective of the plan is to encourage retention and reward performance by allowing executives who remain with Banner or Banner Bank for a five-year period of time to share in increases in the value of Banner's common stock. Although the plan benefits are tied to the increase in value of Banner stock during the vesting period, the plan benefit is paid in cash rather than Banner stock, hence the term "phantom stock." The plan was amended on May 5, 2008 to eliminate the 25% cap on the amount of any annual increase in the value of an award, to clarify certain provisions and to allow for the repricing of executive and future awards.

Within 30 days after a grant of phantom stock, the participant must elect how and when plan benefits will be paid. One election relates to the timing of when the benefit will be paid: upon separation from service; at a specific time; or upon completion of 60 months of continuous service. If no election is made, payment will be made upon the participant's separation from service. In the case of certain key employees, payment may be delayed for six months in order to comply with Section 409A of the Internal Revenue Code. The other election relates to the form of payment, with the choices being a lump sum or monthly installments over 120 months. If no election is made, distribution will be in the form of a lump sum. With respect to monthly installments, there will be no change in a monthly installment amount based on changes in the value of Banner stock or dividends. Instead, the value of the long-term incentive benefit will be adjusted annually to reflect Banner Bank's average earning assets rate for the preceding year. The initial awards under this program were made in July 2006. Subsequent awards are granted at the discretion of the Compensation Committee as it deems appropriate. In 2008, non-employee directors and officers received awards under the Long-Term Incentive Plan. In making awards to the named executive officers in 2008, the Compensation Committee considered the following factors: (1) each recipient's total compensation and value to Banner; (2) each recipient's total compensation compared to the compensation of officers in similar positions at financial institutions in Banner's peer group; and (3) goals for retention, as the phantom stock has five-year cliff vesting.

As discussed above, the Treasury Department is required to adopt regulations regarding the ARRA provision that prohibits payment or accrual of incentive compensation, other than certain restricted stock, while any obligation arising from financial assistance under the TARP remains outstanding. As a result, it is likely that phantom stock awards may not be made until the preferred stock sold to the Treasury Department is no longer outstanding.

Supplemental Executive Retirement Program. We have adopted a supplemental executive retirement program ("SERP") for each of the named executive officers. The SERP is intended to encourage retention by ensuring that the named executive officers reach a targeted retirement income, recognizing their value to Banner and rewarding them for their long-term service commitments. At termination of employment at or after retirement age and achievement of a service requirement, the executive's annual benefit under the SERP, which may be reduced by certain other retirement benefits, would be computed as a percentage of the executive's final average compensation (as defined in the plan) and the executive's annual years of service (called the "supplemental benefit"). The executives are eligible for a reduced benefit upon early retirement if they meet the years of service requirements in their individual agreements; however, no benefit payment will begin before retirement age. The SERP also provides for payments in the event of an executive's disability or death, or termination in the event of a change in control, all as discussed in further detail below, under "Potential Payments Upon Termination or Change in Control." Executives' receipt of payments under the SERP are subject to confidentiality and non-competition provisions. The executive officers have the status of unsecured creditors of Banner Bank with respect to the benefits accrued under the SERP.

Incentive Compensation Review. In January 2009, the Banner Compensation Committee met with the senior risk management officer to review our incentive compensation arrangements for purposes of determining whether they encourage excessive or unnecessary risk taking by our named executive officers, as required by our participation in the Treasury Department's Capital Purchase Program. As part of its review, the Committee considered the material risks to Banner's value; the objectives of the named executive officer incentive compensation program; the goals of the short-term incentive compensation program; and provisions of the long-term incentive compensation plans.

In reaching the conclusion that our executive compensation arrangements do not encourage the named executive officers to take excessive or unnecessary risks that threaten Banner's value, the Compensation Committee and senior risk management officer noted that the goals of the short-term incentive compensation plan, the weighting of the goals, and the performance targets were reasonable when established, and that they continue to be balanced by established Banner policy parameters in the areas of credit, market, liquidity, operational, legal and reputation risks. The Committee and senior risk management officer also noted that the long-term compensation plans include vesting periods that encourage long-term balanced risk taking. Further, the Committee and the senior risk management officer observed that policy compliance is subject to extensive and recurring reviews by Banner's management, auditors, and regulators. The Committee will conduct similar reviews on a semi-annual basis as required by the ARRA and Treasury Department rules that address Compensation Committee review of executive compensation arrangements.

Allocation of Compensation. We do not have any specific policies regarding allocation of total compensation between short-term and long-term elements, or cash and non-cash elements. For 2008, the composition of total compensation for our named executive officers was as follows:

Type of Compensation	Percentage of Total Compensation
Base salary	58%
Incentive compensation	0
Deferred compensation and long-term incentive compensation	2
Supplemental executive retirement program	35
All other compensation (1)	5

_____

(1)   The components of "all other compensation" appear in the table on page 20.

Compensation Committee Report

The Compensation Committee of Banner's Board of Directors has submitted the following report for inclusion in this Proxy Statement:

We have reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on the Committee's review of and the discussion with management with respect to the Compensation Discussion and Analysis, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

We hereby certify that we have completed the review of senior executive officer incentive compensation arrangements with the senior risk management officer as required by Section 111(b)(2)(A) of the Emergency Economic Stabilization Act of 2008 for purposes of participation in the Capital Purchase Program within 90 days of the United States Department of the Treasury's purchase of preferred stock and warrants to purchase the common stock of Banner under the Capital Purchase Program on November 21, 2008.

The foregoing report is provided by the following directors, who constitute the Committee:

The Compensation Committee

Dean W. Mitchell, Chair
David B. Casper
David A. Klaue
Robert J. Lane

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, and shall not otherwise be deemed filed under such acts.

Summary Compensation Table

The following table presents information regarding compensation for our named executive officers: (1) D. Michael Jones, our Chief Executive Officer; (2) Lloyd W. Baker, our Chief Financial Officer; and (3) our three other most highly compensated executive officers, who are Richard B. Barton, Cynthia D. Purcell and Paul E. Folz. No executive officer of Islanders Bank is an executive officer of Banner. The named executive officers did not receive any non-equity incentive plan compensation; therefore, this column has been omitted from the table below.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(2)	All Other Compensation ($)(3)	Total ($)
D. Michael Jones	2008	425,000	--	5,932	--	81,488(4)	27,461	539,881
President and	2007	415,000	175,000	71,180	1,383	286,502(4)	49,562	998,627
Chief Executive Officer	2006	365,000	300,000	71,180	18,421	220,049(4)	56,788	1,031,438
Lloyd W. Baker	2008	220,000	--	4,456	1,892	211,068(5)	24,488	461,904
Executive Vice President,	2007	202,167	65,000	4,438	4,423	172,912(5)	27,958	476,898
Chief Financial Officer	2006	187,000	65,000	5,793	9,483	86,342(5)	34,116	387,734
Richard B. Barton (6)	2008	236,250	--	4,244	1,892	173,760(7)	35,531	451,677
Executive Vice President,	2006	208,833	65,000	14,611	15,628	94(7)	42,726	346,892
Senior Credit Officer								
Cynthia D. Purcell	2008	257,650	--	4,456	1,892	220,176(8)	21,444	505,618
Executive Vice President,	2007	239,792	70,000	4,438	4,423	103,429(8)	26,593	448,675
Bank Operations	2006	205,333	55,000	5,793	9,483	58,685(8)	28,171	362,465
Paul E. Folz	2008	257,500	--	4,244	1,892	168,982(9)	21,626	454,244
Executive Vice President,	2007	239,792	65,000	8,112	6,427	480(9)	26,484	346,295
Community Banking	2006	205,367	55,000	14,611	15,628	256(9)	29,501	320,363

_____

(1) Represents the dollar amount recognized for financial statement reporting purposes in the year indicated for awards and grants made in the current and previous fiscal years, calculated pursuant to the provisions of FAS 123R. For a discussion of valuation assumptions, see Note 20 of the Notes to Consolidated Financial Statements in Banner's Annual Report on Form 10-K for the year ended December 31, 2008.

(2) See Pension Benefits below for a detailed discussion of the assumptions used to calculate the Change in Pension Value.

(3) Please see the table below for more information on the other compensation paid to our executive officers in 2008.

(4) Consists of the following increases in the value of Mr. Jones's SERP: $76,449 for 2008, $278,664 for 2007 and $216,342 for 2006; and the following amounts of above-market earnings on deferred compensation: $5,039 for 2008, $7,838 for 2007 and $3,707 for 2006.

(5) Represents an increase in the value of Mr. Baker's SERP.

(6) Mr. Barton was not a named executive officer in 2007.

(7) For 2008, represents a $173,639 increase in the value of Mr. Barton's SERP and $121 in above-market earnings on deferred compensation. For 2006, represents above-market earnings on deferred compensation.

(8) Represents an increase in the value of Ms. Purcell's SERP.

(9) For 2008, represents a $168,667 increase in the value of Mr. Folz's SERP and $315 in above-market earnings on deferred compensation. For 2007 and 2006, represents above-market earnings on deferred compensation.

All Other Compensation. The following table sets forth details of "All other compensation," as presented above in the Summary Compensation Table. The amounts reflected constitute contributions by Banner or Banner Bank for 2008.

Name	Deferred Compensation Contribution ($)	ESOP Contribution ($)	401(k) Plan Contribution ($)	Dividends on Unvested Restricted Stock ($)	Life Insurance Premium ($)	Club Dues ($)	Company Car Allowance ($)	Total ($)
D. Michael Jones	5,650	4,600	8,200	800	5,228	2,983	--	27,461
Lloyd W. Baker	1,148	4,600	9,200	130	4,033	2,983	2,394	24,488
Richard B. Barton	1,345	4,600	9,200	130	7,278	6,978	6,000	35,531
Cynthia D. Purcell	1,955	4,600	9,200	130	2,307	2,983	269	21,444
Paul E. Folz	1,666	4,600	9,200	130	2,252	2,983	795	21,626

Employment Agreements. We entered into employment agreements with Mr. Jones on February 11, 2002, Mr. Baker on July 1, 1998, Ms. Purcell on March 3, 2001 and Messrs. Barton and Folz on June 3, 2002. The agreements provide that each executive's base salary is subject to annual review. The base salaries for 2009 for Mr. Jones, Mr. Baker, Mr. Barton, Ms. Purcell and Mr. Folz are $425,000, $225,000, $240,000, $260,000 and $260,000, respectively. In addition to base salary, the agreements provide for the executive's participation in the employee benefit plans and other fringe benefits applicable to executive personnel. The initial three-year term of each agreement may be extended annually for an additional year at the discretion of the Board of Directors of Banner Bank. The agreements were extended on the following dates: Messrs. Barton and Folz, June 1, 2008, Mr. Baker, July 1, 2008, Mr. Jones, February 11, 2009 and Ms. Purcell, March 1, 2009. The agreements provide that compensation may be paid in the event of disability, death, involuntary termination or a change in control, as described below under "Potential Payments Upon Termination or Change in Control."

Grants of Plan-Based Awards

The following table shows information regarding grants of plan-based awards made to our named executive officers for 2008. The named executive officers did not receive any equity incentive plan awards, or other stock or option awards in 2008 and we do not have any equity incentive plans; therefore these columns have been omitted from the table below.

| Name | Grant Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1) | | | All Other Stock Awards: Number of Shares of Stock or Units (#)(2) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($) |
		Threshold ($)	Target ($)	Maximum ($)			
D. Michael Jones		37,187	148,750	297,500			
Lloyd W. Baker		16,500	66,000	132,000			
	05/05/08				4,000	19.60	14,400
Richard B. Barton		17,719	70,875	141,750			
	05/05/08				3,000	19.60	10,800
Cynthia D. Purcell		19,324	77,295	154,590			
	05/05/08				4,000	19.60	14,400
Paul E. Folz		19,324	77,295	154,590			
	05/05/08				3,000	19.60	10,800

_____

(1)   The amounts shown represent the range of awards that could have been earned pursuant to the short-term incentive plan; however, no awards were paid to the named executive officers because the minimum acceptable shared corporate goals were not met.
(2)   Represents awards of phantom stock made pursuant to the Long-Term Incentive Plan. Plan benefits are tied to the increase in value of Banner stock during the five-year vesting period and will be paid in cash rather than Banner stock.

Outstanding Equity Awards

The following information with respect to outstanding stock and option awards as of December 31, 2008 is presented for the named executive officers.

Name	Grant Date (1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expira-tion Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
		Option Awards (1)				*Stock Awards (2)*	
D. Michael Jones	--	--	--	--	--	--	--
Lloyd W. Baker	12/21/99	3,880	--	13.69	12/21/09		
	11/21/00	4,800	--	13.09	11/21/10		
	12/19/01	4,800	--	16.43	12/19/11		
	03/25/03	5,000	--	15.67	03/25/13		
	12/16/04	1,600	400	31.71	12/16/14		
						8,350(3)	9,111
Richard B. Barton	06/03/02	14,000	--	22.05	06/03/12		
	03/25/03	5,000	--	15.67	03/25/13		
	12/16/04	1,600	400	31.71	12/16/14		
						7,350(4)	8,811
Cynthia D. Purcell	12/21/99	2,328	--	13.69	12/21/09		
	11/21/00	4,800	--	13.09	11/21/10		
	12/19/01	4,800	--	16.43	12/19/11		
	03/25/03	5,000	--	15.67	03/25/13		
	12/16/04	1,600	400	31.71	12/16/14		
						8,350(3)	9,111
Paul E. Folz	06/03/02	14,000	--	22.05	06/03/12		
	03/25/03	5,000	--	15.67	03/25/13		
	12/16/04	1,600	400	31.71	12/16/14		
						7,350(4)	8,811

_____
(1) Option grants vest pro rata over a five-year period from the grant date, with the first 20% vesting one year after the grant date.
(2) Includes both restricted and phantom stock awards. Restricted share awards vest pro rata over a five-year period from the award date, with the first 20% vesting one year after the grant date. Phantom stock awards vest after five years of service from the date of grant.
(3) Consists of the following awards: 500 shares of restricted stock on December 16, 2004, 4,250 shares of phantom stock on July 1, 2006 and 4,000 shares of phantom stock on May 5, 2008.
(4) Consists of the following awards: 500 shares of restricted stock on December 16, 2004, 4,250 shares of phantom stock on July 1, 2006 and 3,000 shares of phantom stock on May 5, 2008.

Option Exercises and Stock Vested

The following table shows the value realized upon exercise of stock options and vesting of stock awards for our named executive officers in 2008.

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
	Option Awards		*Stock Awards*	
D. Michael Jones	9,692	65,324	4,000	85,240
Lloyd W. Baker	--	--	100	994
Richard B. Barton	--	--	100	994
Cynthia D. Purcell	--	--	100	994
Paul E. Folz	--	--	100	994

Pension Benefits

The following information is presented with respect to the nature and value of pension benefits for the named executive officers at December 31, 2008.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
D. Michael Jones	Supplemental Executive Retirement Program	7	1,210,627	--
Lloyd W. Baker	Supplemental Executive Retirement Program	14	1,089,090	--
Richard B. Barton	Supplemental Executive Retirement Program	2	173,639	--
Cynthia D. Purcell	Supplemental Executive Retirement Program	24	818,435	--
Paul E. Folz	Supplemental Executive Retirement Program	2	168,667	--

_____

(1)   Amounts shown assume normal retirement age as defined in individual agreements, except for Mr. Jones who has reached retirement age and is assumed for present value calculation purposes to retire on December 31, 2009, and an assumed life of 82 years for the recipient and recipient's spouse, with the projected cash flows discounted at six and one-half percent to calculate the resulting present value.

Supplemental Executive Retirement Program. We have adopted a SERP for each of the named executive officers. Banner Bank has purchased life insurance on each of the executives in an amount sufficient to recover the benefits payable under the SERP, payable upon their deaths. The SERP provides for payments in the event of retirement, early retirement, disability, involuntary termination following a change in control and death. These payments are discussed in further detail below, under "Potential Payments Upon Termination or Change in Control."

Nonqualified Deferred Compensation

The following information is presented with respect to plans that provide for the deferral of compensation on a basis that is not tax-qualified in which the named executive officers participated in 2008.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ *Distributions* ($)	Aggregate Balance at FYE ($)(3)
D. Michael Jones	87,500	5,650	(62,238)	--	649,160
Lloyd W. Baker	--	1,148	(55,144)	--	30,543
Richard B. Barton	--	1,345	834	--	15,494
Cynthia D. Purcell	--	1,955	(2,555)	--	6,162
Paul E. Folz	10,000	1,666	(21,167)	--	57,584

(1)   All amounts were reported as compensation in the Summary Compensation Table on page 17.
(2)   The following amounts, constituting above-market earnings, were reported as compensation in the Summary Compensation Table: for Mr. Jones, $5,039; for Mr. Barton, $121; and for Mr. Folz, $315.
(3)   Of these amounts, the following amounts were previously reported as compensation to the officers in the Summary Compensation Table: for Mr. Jones, $53,945; for Mr. Baker, $3,162; for Mr. Barton, $3,684; for Ms. Purcell, $2,817; and for Mr. Folz, $5,830.

Potential Payments Upon Termination or Change in Control

We have entered into agreements with the named executive officers that provide for potential payments upon disability, termination, early retirement, normal retirement and death. In addition, our equity plans also provide for potential payments upon termination. The following table shows, as of December 31, 2008, the value of potential payments and benefits following a termination of employment under a variety of scenarios.

23

	Death ($)	Disability ($)	Involuntary Termination ($)	Involuntary Termination Following Change in Control ($)	Early Retirement ($)	Normal Retirement ($)
D. Michael Jones						
Employment Agreement	--	--	885,417	2,190,832	--	--
SERP	67,025(1)	134,050(1)	134,050(1)	134,050(1)	134,050(1)	134,050(1)
Equity Plans	--	--	--	--	--	--
Lloyd W. Baker						
Employment Agreement	--	148,500(1)	562,500	745,281	--	--
SERP	54,962(1)	109,923(1)	109,923(2)	109,923(2)	109,923(2)	109,923(1)
Equity Plans	--	--	--	9,111	--	8,170
Richard B. Barton						
Employment Agreement	--	158,400(1)	580,000	874,138	--	--
SERP	11,368(1)	22,736(1)	22,736(3)	22,736(3)	22,736(3)	22,736(1)
Equity Plans	--	--	--	8,811	--	7,870
Cynthia D. Purcell						
Employment Agreement	--	171,600(1)	563,333	781,390	--	--
SERP	72,799(1)	145,598(1)	81,228(2)	81,228(2)	81,228(2)	145,598(1)
Equity Plans	--	--	--	9,111	--	8,170
Paul E. Folz						
Employment Agreement	--	171,600(1)	628,333	820,232	--	--
SERP	11,662(1)	23,324(1)	23,324(2)	23,324(2)	23,324(2)	23,324(1)
Equity Plans	--	--	--	8,811	--	7,870

_____
(1)   Indicates annual payments.
(2)   Indicates annual payments (which may not begin before age 62).
(3)   Indicates annual payments (which may not begin before age 68).

Employment Agreements. The employment agreements with Messrs. Baker, Barton and Folz and Ms. Purcell provide for payments in the event of death, disability or termination. The employment agreement with Mr. Jones provides for payments in the event of death or termination. In the event of an executive's death during the term of his employment agreement, we will pay to his estate the compensation due through the last day of the calendar month in which his death occurred.

The employment agreements with Messrs. Baker, Barton and Folz and Ms. Purcell provide that if the executive becomes disabled or incapacitated to the extent that he or she is unable to perform the duties of his or her position, he or she shall receive short-term disability benefits equal to 100% of his or her monthly compensation beginning on the 15th day of disability and continuing until the 180th day of disability and long-term disability benefits equal to 66 2/3% of monthly salary beginning on the 181st day of disability and continuing until he or she attains age 65. These benefits will be reduced by the amount of any benefits payable to the executive under any other disability program of Banner Bank. The Bank currently provides disability benefits with certain limitations to all full time employees. In addition, during any period of disability, the executive and his or her dependents shall, to the greatest extent possible, continue to be covered under all executive benefits plans of Banner Bank, including without limitation, its retirement plans, life insurance plan and health insurance plans, as if actively employed by Banner Bank. If the executive is disabled for a continuous period exceeding six calendar months, Banner Bank may, at it election, terminate the employment agreement.

The employment of the executives is terminable at any time for just cause as defined in the agreements. In addition, the employment of the executive may be terminated without just cause, in which case he or she would continue to receive base salary over the remaining term of the agreement.

The employment agreements also provide for benefits in the event of the executives' termination in connection with a change in control. If, after a change in control, we terminate an executive's employment or otherwise change the circumstances in which he or she is employed, or cause a reduction in responsibilities or authority or compensation or other benefits provided under the employment agreement without consent, then we must pay to the executive and provide him or her, or the his or her beneficiaries, dependents and estate, with the following: (1) 2.99 times the executive's base amount (as defined in Section 280G of the Internal Revenue Code of 1986); and (2) during the period of 36 calendar months beginning with the event of termination, continued coverage under all Banner employee benefit plans as if the executive were still employed during that period under the employment agreement. The employment agreements limit these payments and do not allow payments of amounts in excess of the limits imposed by Section 280G of the Internal Revenue Code.

Supplemental Executive Retirement Program. We have adopted a supplemental executive retirement program ("SERP") for each of the named executive officers. At termination of employment at or after attaining age 62 (age 65 for Mr. Jones and age 68 for Mr. Barton) and having achieved a service requirement, the executive's annual benefit under the SERP would be computed as the product of 3% (4% for Messrs. Barton and Folz) of the executive's final average compensation (defined as the three calendar years of the executive's annual cash compensation, including bonuses, which produce the highest average within the executive's final eight (five in the case of Mr. Jones) full calendar years of employment) and the executive's annual years of service (subsequent to January 1, 2007 for Messrs. Barton and Folz) (called the "supplemental benefit"). However, the supplemental benefit would be limited such that the sum of (1) amounts payable from the executive's other retirement benefits from Banner and Banner Bank and (2) the supplemental benefit may not exceed 60% of final average compensation (for Messrs. Barton and Folz, the supplemental benefit may not exceed the product of 3% times his total years of service and his final average compensation). Payment of the supplemental benefit begins on the first day of the month next following the executive's retirement date and continues monthly for the executive's life, unless the executive is a specified employee (as defined in Section 416(i) of the Internal Revenue Code), in which case payment begins on the first day of the month following the six-month anniversary of the executive's termination of employment. The executives are eligible for a reduced benefit upon retirement prior to age 62 (age 68 for Mr. Barton) if they meet the years of service requirements in their individual agreements; however, no benefit payment will begin before age 62 (age 68 for Mr. Barton) and payments will be subject to the delayed distribution requirements if the executive is a specified employee.

In the event of the executive's termination of employment prior to his or her retirement date by reason of disability (or in the case of Mr. Jones, for good reason) the executive or the executive's surviving spouse shall receive the supplemental benefit described above as if the executive's retirement date had occurred on the date immediately preceding termination of employment. "Good reason" is defined as having occurred when: (1) the executive is assigned duties which are largely inferior to his duties immediately prior to a change of control; (2) the executive's incentive and benefit plans, programs or arrangements are terminated, or the executive's participation is reduced to such an extent as to materially reduce their aggregate value; or (3) the executive is required to relocate his principal business office or his principal place of residence outside of the area consisting of a 35-mile radius from the current main office and any branch of Banner Bank, or the executive is assigned duties that would reasonably require such a relocation.

In the event of the executive's death, the executive's surviving spouse shall receive a spouse's supplemental benefit. If the death occurs following the executive's retirement date, the surviving spouse shall be entitled to a spouse's supplemental benefit, payable for life, equal to 50% of the monthly amount of the supplemental benefit payable to the executive prior to his or her death. If the death occurs while the executive is actively employed by Banner or any of its affiliates, the surviving spouse shall receive a spouse's supplement benefit equal to 50% of the amount the executive would have received as a supplemental benefit if the executive's retirement date had occurred on the date immediately preceding the executive's death.

With respect to each of the named executive officers other than Mr. Jones, in the event of the executive's involuntary termination of employment on or after the effective date of a change in control, the date of termination shall be treated as the executive's retirement date and he or she shall be entitled to receive a supplemental benefit. If the executive had reached his or her retirement date, the supplemental benefit would be calculated as described above for normal retirement and if the executive had not reached his or her retirement date but had satisfied the years of service requirement, the supplemental benefit would be calculated as described above for early retirement. No benefit payment will begin before age 62 (age 68 for Mr. Barton) and payments will be subject to the delayed distribution requirements if the executive is a specified employee.

In the event of Mr. Jones's involuntary termination of employment or termination for good reason on or after the effective date of a change in control, the date of termination shall be his retirement date and he shall be entitled to receive a supplemental benefit calculated for normal retirement. Within 90 days prior to the effective date of the change in control, Mr. Jones may elect to have the supplemental benefit payable (1) monthly for life, beginning either on the first day of the month next following his retirement date or if he is a specified employee, the first day of the month following the six-month anniversary of his termination of employment, or (2) beginning on a date specified by Mr. Jones.

The supplemental benefit shall cease to be paid to the executive (and rights to the spouse's supplemental benefit shall terminate) if the executive (1) discloses material confidential information or trade secrets concerning Banner Bank or any of its subsidiaries without its consent or (2) engages in any activity that is materially damaging to the Bank including engaging in competitive employment during the three-year period beginning on the executive's retirement date (or in the case of Messrs. Barton and Folz, during the two-year period beginning on the date of his involuntary termination of employment on or after the effective date of a change of control.

Equity Plans. Our 2001 Stock Option Plan and Long-Term Incentive Plan provide for accelerated vesting of awards in the event of a change in control. If a change in control occurs: (1) all options granted and not fully exercisable will become exercisable in full; and (2) awards of phantom stock will vest fully and be payable within 60 days. In addition, if a tender offer or exchange offer for Banner's shares commences, options granted under the 2001 Stock Option Plan and not fully exercisable will become exercisable in full.

The Long-Term Incentive Plan provides that a participant who (1) has attained age 65, (2) voluntarily terminates employment with Banner and its affiliates, (3) is not vested at the time of the termination of employment and (4) enters into a non-competition agreement for a period equal to the greater of two years from the participant's separation from service or the period of time necessary for the participant to fully vest in his or her benefit, shall have continuous service credited on his or her behalf for vesting purposes for a period equal to the term of the non-competition agreement. The continuous service will be credited only if the participant complies with the terms of the non-competition agreement for the entire length of the agreement. Otherwise, the unvested shares will be forfeited. The plan also provides that a participant will forfeit his long-term incentive benefit if within two years following separation from service, he (1) solicits any Banner employee for employment, (2) assists any third party in any action against Banner Bank, (3) sells or offers to sell products for financial services similar to those offered by the Bank or any affiliate or (4) discloses confidential information of the Bank or any affiliate. These restrictions do not apply following a change in control.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are Dean W. Mitchell, David B. Casper, David A. Klaue and Robert J. Lane. No members of the Compensation Committee were officers or employees of Banner or any of its subsidiaries during the year ended December 31, 2008, nor were they formerly Banner officers or had any relationships otherwise requiring disclosure.

PROPOSAL 2 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

On February 17, 2009, President Obama signed the American Recovery and Reinvestment Act of 2009 ("ARRA") into law. For financial institutions that have received or will receive financial assistance under the troubled asset relief program ("TARP") or related programs, such as Banner, the ARRA significantly rewrites the original executive compensation and corporate governance provisions of Section 111 of the Emergency Economic Stabilization Act of 2008. Notably, the ARRA requires that TARP recipients permit shareholders to vote to approve executive compensation. This proposal, commonly known as a "say on pay" proposal gives shareholders the opportunity to endorse or not endorse the compensation of our named executive officers. The proposal will be presented at the annual meeting in the form of the following resolution:

RESOLVED, that the shareholders approve the compensation of Banner Corporation's named executive officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables and related material in the Proxy Statement for the 2009 annual meeting of shareholders.

As provided under the ARRA, this vote will not be binding on our Board of Directors and may not be construed as overruling a decision by the Board. The Compensation Committee and the Board may, however, take into account the outcome of the vote when considering future executive compensation arrangements.

Our executive compensation policies are designed to establish an appropriate relationship between executive pay and the annual and long-term performance of Banner and Banner Bank, to reflect the attainment of short- and long-term financial performance goals, to enhance our ability to attract and retain qualified executive officers, and to align to the greatest extent possible the interests of management and shareholders. Our Board of Directors believes that our compensation policies and procedures achieve these objectives. **The Board of Directors unanimously recommends that you vote "FOR" approval of the compensation of our named executive officers.**

AUDIT COMMITTEE MATTERS

Audit Committee Charter. The Audit Committee operates pursuant to a charter approved by our Board of Directors. The Audit Committee reports to the Board of Directors and is responsible for overseeing and monitoring our financial accounting and reporting, system of internal controls established by management and audit process. The charter sets out the responsibilities, authority and specific duties of the Audit Committee. The charter specifies, among other things, the structure and membership requirements of the Audit Committee, as well as the relationship of the Audit Committee to our independent auditor, the internal audit department and management.

Report of the Audit Committee. The Audit Committee reports as follows with respect to Banner's audited financial statements for the year ended December 31, 2008:

- The Audit Committee has completed its review and discussion of the 2008 audited financial statements with management;

- The Audit Committee has discussed with the independent auditor (Moss Adams LLP) the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

- The Audit Committee has received written disclosures and the letter from the independent auditor required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with the independent auditor the independent auditor's independence; and

- The Audit Committee has, based on its review and discussions with management of the 2008 audited financial statements and discussions with the independent auditors, recommended to the Board of Directors that Banner's audited financial statements for the year ended December 31, 2008 be included in its Annual Report on Form 10-K.

The foregoing report is provided by the following directors, who constitute the Audit Committee:

Audit Committee

Gordon E. Budke, Chairman
Robert D. Adams
John R. Layman
Michael M. Smith

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, and shall not otherwise be deemed filed under such acts.

PROPOSAL 3 – RATIFICATION OF SELECTION OF INDEPENDENT AUDITOR

The Audit Committee of the Board of Directors has selected Moss Adams LLP as our independent auditor for the year ending December 31, 2009 and that selection is being submitted to shareholders for ratification. Although ratification is not required by our Bylaws or otherwise, the Board is submitting the selection of Moss Adams LLP to our shareholder for ratification as a matter of good corporate practice. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Banner and our shareholders. Moss Adams LLP served as our independent auditor for the year ended December 31, 2008 and a representative of the firm will be present at the annual meeting to respond to shareholders' questions and will have the opportunity to make a statement if he or she so desires.

The Board of Directors unanimously recommends that you vote "FOR" the ratification of the appointment of Moss Adams LLP as our independent auditor.

The following table sets forth the aggregate fees billed, or expected to be billed, to us by Moss Adams LLP for professional services rendered for the fiscal years ended December 31, 2008 and 2007.

	Year Ended December 31,	
	2008	*2007*
Audit Fees (1)	$ 590,156	$ 592,399
Audit-Related Fees	--	--
Tax Fees	11,950	16,235
All Other Fees	--	5,790

____

(1) Fees for 2008 include estimated amounts to be billed.

The Audit Committee will establish general guidelines for the permissible scope and nature of any permitted non-audit services to be provided by the independent auditor in connection with the Committee's annual review of its charter. Pre-approval may be granted by action of the full Audit Committee or by delegated authority to one or more members of the Audit Committee. If this authority is delegated, all approved non-audit services will be presented to the Audit Committee at its next meeting. In considering non-audit services, the Audit Committee or its delegate will consider various factors, including but not limited to, whether it would be beneficial to have the service provided by the independent auditors and whether the service could compromise the independence of the independent auditors. For the year ended December 31, 2008, the Audit Committee approved all of the services provided by Moss Adams LLP that were designated as audit-related fees, tax fees and all other fees as set forth in the table above.

The Audit Committee of the Board of Directors determined that all of the services performed by Moss Adams LLP in fiscal year 2008 were not incompatible with Moss Adams LLP maintaining its independence.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of any registered class of Banner's equity securities, to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater than 10% shareholders are required by regulation to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms we have received and written representations provided to us by these persons, we believe that during the year ended December 31, 2008,

all filing requirements applicable to our reporting officers, directors and greater than 10% shareholders were properly and timely complied with.

MISCELLANEOUS

The Board of Directors is not aware of any business to come before the annual meeting other than those matters described in this Proxy Statement. However, if any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting the proxies.

We will bear the cost of solicitation of proxies, and will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Banner's common stock. In addition to solicitations via the Internet and by mail, our directors, officers and regular employees may solicit proxies personally or by telecopier or telephone without additional compensation.

Banner's 2008 Annual Report to Shareholders, including financial statements, has been mailed to all shareholders of record as of the close of business on March 1, 2009. Any shareholder who has not received a copy of the Annual Report may obtain a copy by writing to us or by accessing our proxy materials online at www.bannerbank.com/proxymaterialshttp://www.investorvote.com/banr. The Annual Report is not to be treated as part of the proxy solicitation material or having been incorporated herein by reference.

A copy of Banner's Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the SEC, will be furnished without charge to shareholders of record as of March 1, 2009 upon written request to Albert H. Marshall, Secretary, Banner Corporation, 10 S. First Avenue, Post Office Box 907, Walla Walla, Washington 99362.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at our annual meeting to be held in 2010 must be received by us no later than November 30, 2009 to be considered for inclusion in the proxy materials and form of proxy relating to that meeting. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Securities Exchange Act.

In addition, our Articles of Incorporation provide that in order for business to be brought before the annual meeting, a shareholder must deliver notice to the Secretary not less than 30 nor more than 60 days prior to the date of the annual meeting; provided that if less than 31 days' notice of the annual meeting is given to shareholders, such notice must be delivered not later than the close of the tenth day following the day on which notice of the annual meeting was mailed to shareholders. The notice must state the shareholder's name, address and number of shares of Banner common stock held, and briefly discuss the business to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any interest of the shareholder in the proposal.

Our Articles of Incorporation provide that if a shareholder intends to nominate a candidate for election as a director, the shareholder must deliver written notice of his or her intention to our Secretary not less than 30 days nor more than 60 days prior to the date of the annual meeting of shareholders; provided, however, that if less than 31 days' notice of the annual meeting is given to shareholders, such written notice must be delivered to our Secretary not later than the close of the tenth day following the day on which notice of the annual meeting was mailed to shareholders. The notice must set forth (1) the name, age, business address and, if known, residence address of each nominee for election as a director, (2) the principal occupation or employment of each nominee, (3) the number of shares of Banner common stock which are beneficially owned by each such nominee, (4) such other information as would be required to be included pursuant to the Securities Exchange Act in a proxy statement soliciting proxies for the election of the proposed nominee, including, without limitation, such person's written consent to being named in the proxy statement as a nominee and to serving as a director, if elected, and (5) as to the shareholder giving such notice (a) his or her name and address as they appear on our books and (b) the class and number of Banner shares which are beneficially owned by such shareholder.

BY ORDER OF THE BOARD OF DIRECTORS

/s/Albert H. Marshall

ALBERT H. MARSHALL
SECRETARY

Walla Walla, Washington
March 30, 2009

Banner Corporation
Charter of the
Corporate Governance/Nominating Committee

I. <u>AUTHORIZATION</u>: The Corporate Governance Committee of the Board of Directors of Banner Corporation (the"Committee") is authorized by a resolution of the Board of Directors approved at November 22, 2002, subject to the powers, duties and limitations as provided in this Charter, and shall remain in continuous existence until such time as it is dissolved by an act of the Board.

II. <u>PURPOSE</u>: The primary function of the Committee is to assure that the Corporation maintains the highest standardsand best practices in all critical areas relating to the management of the business of the company. To this end, the Committee will remain current with all of the pertinent rules and regulations applicable to the Corporation in order to meet the community's expectations with respect to the governance of a public corporation. The Committee is intended to be consistent with and fulfill the objectives of Public Law # 107-204 (Sarbanes-Oxley Act of 2002, or the "Act") as issued July 30, 2002 and as it may be revised from time to time.

III. <u>DUTIES AND RESPONSIBILITIES</u>: The Committee will monitor and evaluate the practices and procedures ofthe Corporation and, when appropriate, advise the Board of Directors as may be required, relating to each of the following:

1. The qualifications required of individuals proposed as candidates for the Board of Directors

2. The process and procedures by which a candidate shall be **nominated** for election to the Board of Directors

3. The **size and composition** of the Board of Directors, including procedures for filling Director positions vacated other than at the completion of an appointed term

4. The **duties and responsibilities** of elected Board Members including

   a. Responsibilities to shareholders

   b. Attendance at meetings

   c. Avoidance of conflicts of interest and inappropriate transactions

5. Director **training and information resources** including

   a. An orientation program for new directors

   b. Continuing education opportunities

   c. Clear and adequate reports

   d. Notification of significant events and transactions

6. The form, composition and effectiveness of authorized **Board committees** under the same standards applied to the Board as a whole

7. Membership, composition, qualifications, duties and obligations of **subsidiary boards**, subject to the requirements of the Securities and Exchange Commission and Nasdaq, consistent with the standards of governance applicable to the entire Corporation

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8. **Documentation of Board activities** including the timing and content of board reports, board communication, documents retention, adequacy of minutes and committee deliberations including an effective summary of discussion points and dissenting opinions

9. **Meeting schedule and agendas**, including the required frequency of meetings, materials supplied to members, minutes taken and other record keeping requirements

10. Director **access to management**, employees, internal and external auditors, regulators and independent advisors

11. **Shareholder access** to director information

12. **Evaluation** of the Chief Executive Officer and senior management

13. **Management succession**

14. Creation and maintenance of the Corporation's **Code of Ethics** including review, revision, disclosure, and application

IV. COMPOSITION OF COMMITTEE: The Committee will be composed of no less than three (3) members, each ofwhom shall be a member in good standing of the Board of Directors who is determined to be an *Independent* member of the Board as defined in the Act. Members shall be appointed by the Board of Directors and shall serve at the will of the Board until dismissed. Provided, however, that any Committee member who is determined to cease to be an *Independent* director, as that term is defined by the National Association of Security Dealers, will resign immediately from the Committee and that position will be filled by the Board at the first practicable opportunity. Annually, the Board of Directors will designate a member of the Committee to serve as its Chair.

V. COMMITTEE OPERATIONS: The Committee shall meet at intervals to be determined by the Committee but notless frequently than once each calendar quarter. The Committee will conduct its meetings in an orderly manner and will memorialize its activities in the form of contemporaneous and permanently recorded minutes. The Committee also will provide a report of its activities to the Board of Directors at the Board's next regularly scheduled meeting or at the next practicable opportunity.

VI. AUTHORITY TO DELEGATE: The Committee is responsible without limitation for the competent and responsible execution of the duties and obligations of the Committee. However, nothing herein is intended to prohibit the Committee from creating, at its discretion, sub-committees of the Committee or consulting with outside consultants, employees of the Corporation, or any other party selected in a good faith manner, provided that each such sub-committee will have as a member at least one *Independent* director.

VII. NOMINATIONS FOR MEMBERS OF THE BOARD OF DIRECTORS: The Committee shall be responsible forrecommending to the Board of Directors prospective candidates for election to the Board of Directors. In assessing the qualifications of prospective candidates, the Committee will:

1. Have sole authority to **retain and terminate** search firms, including the approval of all fees and contract terms

2. Set board member **qualifications**

3. **Interview** nominees

4. Determine whether or not a candidate would qualify as an ***independent*** **board member**

VIII. EVALUATIONS OF BOARD MEMBERS AND EXECUTIVES: The Committee will establish criteria forevaluation of members of the Board and the senior executives of the Corporation and will oversee an annual

evaluation of the board and the executives. The Committee will retain the exclusive right to retain outside consulting firms to assist in such evaluation and will retain the sole authority to set the fees and terms of such engagements, including particularly the sole authority to terminate any such engagement.

IX. OVERSIGHT OF CONDUCT AND ETHICS: The Committee will enact procedures and policies intended to assure the acts of the Corporation comply with all applicable laws and regulations relating to:

     1.   Compliance with laws and regulations

     2.   Conflicts of interest

     3.   Full, accurate and timely disclosures

     4.   Ethics programs and compliance training and education

     5.   Insider trading involving securities issued by the Corporation

     6.   Corporate opportunities guidelines

     7.   Competition and fair dealing

     8.   Human resources, including issues of discrimination, harassment, health and safety

     9.   Customer confidentiality and privacy

     10.   Protection and proper use of company assets

     11.   Community/public relations

X. INDEPENDENCE: The Committee reports directly to the Board of Directors of the Corporation.

* * * * *

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REVOCABLE PROXY
BANNER CORPORATION

ANNUAL MEETING OF SHAREHOLDERS
APRIL 28, 2009

The undersigned hereby appoints Robert D. Adams and Wilber E. Pribilsky, and each of them, with full powers of substitution to act as attorneys and proxies for the undersigned, to vote all shares of common stock of Banner Corporation ("Banner") which the undersigned is entitled to vote at the annual meeting of shareholders, to be held at the Marcus Whitman Hotel at 6 W. Rose Street, Walla Walla, Washington, on Tuesday, April 28, 2009, at 10:00 a.m., local time, and at any and all adjournments thereof, as indicated.

		FOR	VOTE WITHHELD
1.	The election as director of the nominees listed below (except as marked to the contrary below)	[ ]	[ ]

Gordon E. Budke
David B. Casper
Constance H. Kravas
John R. Layman
Michael M. Smith

INSTRUCTIONS: To withhold your vote for any individual nominee, write the nominee's name on the line below.

_____
_____

		FOR	AGAINST	ABSTAIN
2.	Advisory approval of the compensation of Banner Corporation's named executive officers.	[ ]	[ ]	[ ]
3.	The ratification of the Audit Committee's selection of Moss Adams LLP as the independent auditor for the year ending December 31, 2009.	[ ]	[ ]	[ ]
4.	In their discretion, upon such other matters as may properly come before the meeting.			

The Board of Directors recommends a vote "FOR" the above proposals.

The proxies or the trustees of the ESOP, as the case may be, will vote your shares as directed on this card. If you do not indicate your choices on this card, the proxies will vote your shares in accordance with the directors' recommendations. If any other business is presented at the annual meeting, the proxies will vote your shares in accordance with the directors' recommendations. At the present time, the Board of Directors knows of no other business to be presented at the annual meeting. This proxy card also confers discretionary authority on the Board of Directors to vote with respect to the election of any person as director where the nominees are unable to serve or for good cause will not serve and on matters incident to the conduct of the annual meeting.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

Should the undersigned be present and elect to vote at the annual meeting or at any adjournment thereof and after notification to the Secretary of Banner at the annual meeting of the shareholder's decision to terminate this proxy, then the power of said attorneys and proxies shall be deemed terminated and of no further force and effect.

The undersigned acknowledges receipt from Banner prior to the execution of this proxy of the Notice of Annual Meeting of Shareholders, a Proxy Statement dated March 30, 2009 and the 2008 Annual Report to Shareholders.

Dated: _____, 2009

_____   _____
PRINT NAME OF SHAREHOLDER   PRINT NAME OF SHAREHOLDER

_____   _____
SIGNATURE OF SHAREHOLDER   SIGNATURE OF SHAREHOLDER

Please sign exactly as your name appears on the enclosed card. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If shares are held jointly, each holder should sign.

PLEASE COMPLETE, DATE, SIGN AND MAIL THIS PROXY PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.